EXHIBIT 2










                              FOR IMMEDIATE RELEASE


                     CHALONE WINE GROUP TO OBTAIN NEW EQUITY
                 AND ACQUIRE OWNERSHIP IN CHATEAU DUHART-MILON

         NAPA, CALIFORNIA, APRIL 27, 1995 - The Board of Directors of The Chalone Wine Group, Ltd. (NASDAQ: CHLN) has reached an agreement with two of its largest shareholders, Domaines Barons de Rothschild (Lafite) ("DBR") and Summus Financial, Inc., to substantially increase its equity base.

         Subject to the successful conclusion of definitive agreements and approval by Chalone's shareholders, Chalone will receive equity of $5 million at $6.00 per share provided equally by DBR and Summus. DBR and Summus will also receive an equivalent number of warrants to purchase additional shares at $8.00 per share. In addition, DBR has agreed to convert its $12.4 million holding of debentures, at $7.00 per share, into 1.77 million shares of Chalone common stock. All other holders of the remaining outstanding debentures will be offered the same conversion terms.

         The Company will use the proceeds to pay down its bank lines of credit. Along with the conversion of DBR's debentures, the resulting annual interest savings will be over $1 million. Chalone's shareholder equity will increase from $24 million to a minimum of $41 million.

         Chalone will exchange substantially all of its existing ownership in DBR for a 23.5% partnership interest in Chateau Duhart-Milon, a classified fourth growth Bordeaux estate in Pauillac. DBR will continue as the managing partner.

         Also as part of the agreement, Chalone will increase its Board of Directors from nine to eleven members. DBR and Summus will each receive the right to designate a nominee for one of the two new seats. Philip Woodward, Chalone's President and CEO, will remain on the Board of Directors of DBR.

         "These positive changes in Chalone's balance sheet and in its vineyard portfolio will allow the Company to be in a stronger position to take advantage of future opportunities," commented Mr. Woodward.

         The Chalone Wine Group is a Napa-based company that produces, markets and sells premium white and red varietal table wines. The company owns and operates Chalone Vineyard in Monterey County, Acacia Winery in the Carneros District of Napa County, Carmenet Vineyard in Sonoma County; in conjunction with its joint-venture partner, Paragon Vineyard Co., owns and operates Edna Valley Vineyard in San Luis Obispo County; and owns a 50% interest in Canoe Ridge Vineyard and a 51% interest in Canoe Ridge Winery, both in Washington State. Additionally, Chalone has a cross-investment and marketing alliance with Domaines Barons de Rothschild (Lafite)(DBR), owners of the Bordeaux estates of Chateau Duhart-Milon, Chateau Rieussec, Chateau L'Evangile and general manager of Chateau Lafite-Rothschild. DBR also has wine-making interests in Chile (Vina Los Vascos) and Portugal (Quinta do Carmo).

CONTACT: William L. Hamilton, Executive Vice President, (707) 254-4220